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February 9, 2007


VIA EDGAR

Mr. John P. Nolan
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re:      Response to letter dated January 26, 2007
                  MFB Corp.
                  Form 10-K for the fiscal year ended September 30, 2006 Filed December 22, 2006
                  File No. 1-12279


Dear Mr. Nolan:

We are writing to respond to the comments, and where appropriate, to show you the proposed future disclosures as referenced in the Comment Letter noted above. The numbered paragraphs and headings below correspond to the headings and numbers set forth in the Comment Letter.

Comment 1

Form 10-K for the fiscal year ended September 30, 2006:

Business

Non-performing and Classified Assets

1. We note your disclosure that the company has an established goal of reviewing 60% of all commercial loans annually. Please explain to us how your loan review processes provide for timely and current information regarding the collectibility of your commercial loans. Your response should separately address processes related to performing and non-performing loans and include, but not be limited to, the following:


o        the specific processes and timing of how and when loans are reviewed;
o the responsibilities of the individual loan officers, internal loan review department; managers, board committees, and any outside parties, as applicable;
o the type of software used and the information tracked regarding the loans and internal review procedures; o the timing and frequency of receiving updated financial reports from the debtor and guarantors; o the timing and frequency of reviews of collateral and appraisals obtained; o the nature and timing of typical communications between the loan officer and the debtor.


Response 1

The Loan Review function entails examining credit and collateral files, attending loan committee meetings, and communicating with Business Banking and Senior Management. Business Banking officers are responsible for assigning a risk grade to new loan relationships. Loan Review is responsible for on-going reviews, subsequent risk grade monitoring, and approving risk grade modifications. The loan review criteria used by both Business Banking and Loan Review is uniform. The Company has established a goal of reviewing 60% of all commercial loans annually, based on dollar amounts outstanding at each fiscal year end. It is left up to the discretion of the Loan Review Officer which loans are chosen for review, with the exception of watch list loans - all watch list loans have a formal review at least annually. Other factors impacting which loans are selected for review are the loan size, industry, and other perceived risk factors such as operating performance, financial condition, credit structure, management changes, and payment delinquency. The intent is to review the majority of large dollar non-watch list loans at least annually. Loan grades are tracked on the main frame commercial loan accounting system.

When completing a review, information regarding the borrower and loan structure are summarized in an excel spreadsheet in addition to utilizing the main frame commercial loan accounting system and financial analysis software. Loan grades are based on a weighted average of the following components: cash flow for debt service, financial condition, operating performance, collateral structure, guarantor support, management ability, industry risks, and payment history. The adequacy of the applicable loan documentation is also considered. The financial component used to calculate the loan grade is generally based on the most recent three year history of financial performance. Trend analysis and peer group comparisons are also part of the process. The possible loan grades are:

o        Grade 1 - Excellent                     o    Grade 5 - Special Mention
o        Grade 2 - Good                          o    Grade 6 - Substandard
o        Grade 3 - Satisfactory                  o    Grade 7 - Doubtful
o        Grade 4 - Satisfactory / Monitored      o    Grade 8 - Loss

Loan relationships with a risk grade of 5 or higher are reported on the watch list which includes non-performing commercial loans. Loan Review meets with Business Banking on a monthly basis to discuss the watch list. The Business Bankers discuss their individual action plans and provide updates on watch list loans. Senior Management, as well as members of the Board of Directors attends this meeting. The watch list is presented to all Board Members on a quarterly basis. The collectibility of performing and non-performing commercial loans is discussed monthly during the watch list meeting and reviewed in more detail at least quarterly during the preparation of the allowance for loan losses allocation.

The processes relating to performing and non-performing loans are consistent with greater intensity and emphasis placed upon the timing and frequency of updating information concerning non-performing loans. Monitored on a case by case basis, the non-performing loans demand more scrutiny and are discussed in more detail during the watch list meetings and with Senior Management.

            Processes Related to Performing and Non-Performing Loans

o        The responsibility of the individual Loan Officers:
1. Sufficient contact with the customer to be able to assess the status of the company 2. Monitor all key financial information
                  3. Monitor checking accounts
4. Onsite visits to visually inspect inventory, physical condition of real estate, machinery and equipment, workforce habits, etc.
5. Keep current information in file relevant to the current status of the credit in the form of correspondence

o        The responsibility of Managers:
1.       Oversee all requirements of individual officers
2. Dig deep into each credit to make sure all relevant information is secure and accurate 3. Coordinate meetings when necessary with the customer, address the pertinent issues 4. Assess the loan structure 5. Evaluate collateral and cash flow positions in-depth with the account officer 6. Report pertinent and timely information to the Board

o        The responsibility of the Board Committees:
1. Oversee and monitor the activities through the managers of the non-performing and classified assets 2. Challenge findings 3. Look for trends in these assets
4. Review goals and objectives as it relates to this area

o        The responsibility of outside parties - legal counsel, appraisers, etc.
1.       Supply expertise in matters that are beyond internal personnel
2.       Research requested information
3. Submit reports that will supplement action plans associated with these credits

o The timing and frequency of receiving updated financial reports:
1. Financial statements including balance sheet and profit and loss statements - monthly to quarterly when possible and depending on the credit and industry involved. Prefer audited statements.
2. Accounts Receivable, Account Payable, Aging Reports - monthly to quarterly where appropriate 3. Borrowing Base Certificates
                  - weekly to monthly where appropriate 4. Personal financial statements annually for guarantors 5. Tax returns annually for small business owners 6. Other financial reports - as needed

o The timing and frequency of reviews of collateral and appraisals obtained - varies on a case by case basis and contingent upon the circumstances and specific reliance on collateral for each credit. Initially the timing is discussed and established during approval at loan committee
1. Accounts Receivable - monthly as needed 2. Accounts Payable - monthly to quarterly as needed 3. Equipment appraisals - as needed 4. Real estate appraisals - as needed or updated 5. Savings instruments in our possession - as needed 6. Equities - values reviewed weekly to monthly

o The nature and timing of typical communications between the loan officer and the debtor:
1. Communication is defined as over the phone, face to face, both at the customer's place of business or in our facility as well as communication with key personnel of the customer
2. Takes place daily to monthly depending on the type of communication needed


Comment 2

Exhibit 13

Consolidated Financial Statements

Note 4 - Loans Receivable

2. We note that you do not provide the underlying assumptions used in your estimation of fair value of mortgage servicing rights. Although the net carrying value of your mortgage servicing rights does not appear significant to your balance sheet, the impact on your results of operations due to changes in the valuation of your mortgage servicing rights could be significant to your results of operations. In future filings please provide all of the disclosures required by paragraphs 17(e) and (g) of SFAS 140 as amended by SFAS 156. Provide us with your proposed future disclosure using your September 30, 2006 financial information as an example.

Response 2

In addition to the information already included in Note 4 of the Consolidated Financial Statements, we will include in future filings, the following information required by paragraphs 17(e) and (g) of SFAS 140 as amended by SFAS
156. The following table uses September 30, 2006 and 2005 financial information as an example:

The fair value of capitalized mortgage servicing rights was $2,527,000 and $2,340,000 at September 30, 2006 and 2005. The serviced loan portfolio was stratified by interest rate and fair value was determined at period end based upon the following weighted averages assumptions:

                                                    2006             2005
                                                    ----             ----
Weighted-average constant prepayment rate           11.9  %           14.7  %
Weighted-average coupon rate                         5.95 %            5.93 %
Weighted-average net servicing fee                   0.25 %            0.25 %
Weighted-average discount rate                       9.10 %            8.79 %
Weighted-average current age (in years)              3.1               2.8

Additions to capitalized servicing rights are included in gains from the sales of loans on the consolidated statement of income. Service fee income received for servicing those loans, net of the amortization of capitalized servicing rights, aggregated to $229,000, $126,000, and $51,000 for 2006, 2005, and 2004
and is included in other income on the consolidated statement of income.

MFB acknowledges that we are responsible for the adequacy and accuracy of the disclosure in the filing; and that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 574-273-7618 or by email at terry.clark@mfbbank.com should you require any additional information or have any questions.

Very truly yours,



/s/ Terry L. Clark
Terry L. Clark
Executive Vice President
Chief Financial Officer